Exhibit 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year Ended December 31,
(dollar amounts in thousands)	2013	2012	2011
Pretax income before adjustment for income from unconsolidated subsidiaries	$114,879	$46,392	$60,940
Add:
Fixed charges	16,930	29,313	29,349
Dividends received	326	2,021	118
Adjusted pretax income	$132,135	$77,726	$90,407
Fixed charges:
Interest expense	$10,139	$19,653	$21,385
Estimate of interest within rental expense	6,791	9,660	7,964
Total fixed charges	$16,930	$29,313	$29,349
Ratio of earnings to fixed charges	7.8	2.7	3.1